                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                     FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

  Adimando                          Carmine                F.
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   (Last)                           (First)             (Middle)

                               47 Cherry Gate Lane
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                                    (Street)

  Trumbull,                       Connecticut            06611
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

GlobalNet, Inc. (GBNE)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####

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4.   Statement for Month/Year

     12/00

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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            Table -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                      2.            3.           Disposed of (D)                 Securities     Form:     7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Date          Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    (month/       (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                      date/        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                             year)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.001 par value                                                                    175,000(1)         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting  Person,  see  Instruction
     4(b)(v).


                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                                                                                                          Deriv-    of
                                               5.                              7.                         ative     Deriv-   11.
              2.                               Number of                       Title and Amount           Secur-    ative    Nature
              Conver-                          Derivative    6.                of Underlying     8.       ities     Secur-   of
              sion                    4.       Securities    Date              Securities        Price    Bene-     ity:     In-
              or             3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
              Exercise       Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.            Price          action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of      of             Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative    Deriv-         (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security      ative          Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    Security       Year)    Code V    (A)     (D)  cisable  Date     Title     Shares  5)       4)        4)       4)
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Options       $16.00/share   9/14/00    A       100,000      9/14/02           Common    100,000          100,000      D
                                                (2)                            Stock
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Options       $8.00/share                       25,000                                   25,000           25,000
                                                (3)
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Explanation of Responses:

1. On May 30, 2000 GlobalNet International, Inc. ("GII") merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Reporting Person was an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Reporting Person became an officer, director and/or 10% beneficial owner of GlobalNet. All of Reporting Person's ownership interest in the Issuer was reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to
Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Reporting Person was advised of its ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Reporting Person not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

2. On September 14, 2000, Issuer granted Reporting Person 100,000 options as compensation as outside directors. The options have an exercise price of $16.00 and vest on September 14, 2002.

3. Before the Reporting Person became a Director, the Issuer granted Reporting Person 25,000 options to purchase its Common Stock, par value $.001 at an exercise price of $8.00/per share. Such options vest in the following manner:
33% on May 15, 2001, 33% on May 15, 2002 and 33% on May 15, 2003.



          /s/  Carmine F. Adimando                           April 9, 2001
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.